

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2013

<u>Via U.S. mail</u>
Mr. J. Peter Honeysett
President
Alternate Energy Holdings, Inc.
911 E. Winding Creek Dr., Suite 150
Eagle, ID 83616

  **Re: Alternate Energy Holdings, Inc.**

Dear Mr. Honeysett:

  We have the following comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable.  Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone number listed at the end of this letter.

1. The staff has received two SECPS letters dated June 10, 2013 and July 10, 2013, from EFP Rotenberg, LLP notifying the Chief Accountant of the Commission that the registrant's auditor/client relationship with EFP Rotenberg, LLP has ceased.

   This letter is to inform you that the company should file the Item 4.01 Form 8-K immediately. The filing was due on the fourth day following the date the relationship with EFP Rotenberg, LLP ceased.

   Item 304 of Regulation S-K describes the disclosure requirements of the Item 4.01 Form 8-K. In order for the former accountants to file the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission.  The accountants confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please submit your supplemental response via EDGAR in response to this comment within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. Direct any questions regarding the above to the undersigned at (202) 551-3743.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant